UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒            Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐              No       ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated January 28, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals to Convene Extraordinary Shareholders’ Meetings after Receipt of Shareholder Letter

Valley Cottage, NY, February 5, 2009 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) today provided notification that on February 3, 2009 the Company received a letter from a shareholder who owns more than 5% of the Company’s outstanding ordinary shares requesting the convening of an extraordinary shareholders’ meeting (EGM) of the Company as soon as possible to address and approve the following matters:

1.	that Boaz Shweiger be and is hereby appointed as a Director of the Company until the next annual general meeting of the Company;

2.	that Mark Allouche be and is hereby appointed as a Director of the Company until the next annual general meeting of the Company;

3.	that Amit Yonay be and is hereby appointed as a Director of the Company until the next annual general meeting of the Company;

4.	that David Grossman be and is hereby appointed as a Director of the Company until the next annual general meeting of the Company;

5.	that Yaron Diament be and is hereby appointed as an External Director of the Company until March 11, 2012;

6.	that Dafna Cohen be and is hereby appointed as an External Director of the Company until March 11, 2012;

7.	that the share capital of the Company be consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value shall be consolidated into one (1) share of NIS 0.1 nominal value;

8.
that the registered share capital of the Company be increased from NIS 10,000,000 divided into 100,000,000 ordinary shares, NIS 0.1 nominal value, to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.1 nominal value;

9.	that the ADR ratio be amended from one (1) ADR representing two (2) ordinary shares, NIS 0.1 nominal value, to one (1) ADR representing twenty (20) ordinary shares, NIS 0.1 nominal value;

10.	and that the remuneration terms for Boaz Shweiger, Mark Allouche, Amit Yonay, David Grossman, Yaron Diament and Dafna Cohen, as set forth in the Notice is hereby approved.

Upon the approval of the appointment of the aforesaid Directors, all of the Company’s current Directors shall immediately tender their resignation.

The EGMs will take place at the Conference Room at the Company’s Israeli offices at Building 3, Kiryat Weizmann Science Park, Rehovot, Israel 76100, at 3:00 p.m. and 5:30 p.m. Israel time on March 11, 2009.

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 224

XTL Biopharmaceuticals Ltd. hereby incorporates in this report on Form 6-K the following attached exhibits:

Exhibit Number	Description of Exhibit

1.	Notice of Extraordinary General Meetings

2.	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 5, 2009	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

EXHIBIT 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

References in this document to “XTL,” or the "Company," refer to XTL Biopharmaceuticals Ltd. All references herein to "$" are to US dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

(incorporated and registered in the State of Israel under the Israeli Companies Law – 1999 with registered number 52-003947-0)

Notice of Extraordinary General Meetings

Replacement of Directors

Appointment of External Directors

Remuneration to Directors

Consolidation of Share Capital

Increase of Share Capital

Amend Ratio of ADR's

Notice of the convening of two (2) Extraordinary General Meetings (the “Meetings”) of XTL Biopharmaceuticals Ltd (the "Company") to be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel, at 3:00 p.m. (Israel Time) and 5:30 p.m. (Israel Time) on Wednesday, March 11, 2009 is set out at the end of this document.

INSTRUCTIONS TO SHAREHOLDERS

Shareholders are hereby furnished with a proxy card for use at the Meetings. The proxy card should be completed and returned to the Company at its registered offices, Building 3, Kiryat Weizmann, PO Box 370, Rehovot 76100, Israel, in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received no later than 3:00 p.m. (Israeli time) on Monday, March 9, 2009 along with confirmation of ownership in accordance with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000.

UK certificated holders and depository interest holders will find enclosed a proxy card for use at the Meetings. The proxy card for the Meetings should be completed and returned to the Company's registrars, Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey, JE4 8PW, Channel Islands, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 3:00 p.m. (Israel time) on Monday, March 9, 2009. Holders of Depository Interests will find enclosed a form of instruction for use at the Meetings. The form of instruction should be completed and returned to the Company's UK registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 3:00 p.m. (Israel time) on Monday, March 9, 2009.

ADR holders will receive a proxy with the relevant voting instructions.

Notice of First Extraordinary General Meeting

XTL Biopharmaceuticals Ltd.
(incorporated and registered in the State of Israel under the Israeli Companies Law - 1999 with registered number 52-003947-0)

Notice is hereby given, under the Companies Regulations (Publishing a Notice of a General Meeting and a Special Meeting in a Public Company) - 2000, that an Extraordinary General Meeting (“EGM”) of the Company will be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel, at 3:00 p.m. (Israel Time) on Wednesday, March 11, 2009, to consider, and if thought fit, pass the following resolutions:

The Company received a letter on February 3, 2009, dated February 1, 2009, from Messrs Dror Tamari and Alex Rabinovitch, shareholders of the Company holding shares of the Company in excess of 5% of the Company's share capital, that they request a convening of a shareholders meeting. In accordance with Article 22.4 of the Articles of Association of the Company, any shareholder (or shareholders) holding in excess of 5% of the share capital of the Company, may request the Board to convene a shareholders meeting. Consequently, all the directors will immediately tender their resignation from their role as Directors of the Company, conditional upon the passing of Resolutions 1 to 6 below.

1.	THAT Boaz Shweiger be and is hereby appointed as a Director of the Company until the next annual general meeting of the Company.

2.	THAT Mark Allouche be and is hereby appointed as a Director of the Company until the next annual general meeting of the Company.

3.	THAT Amit Yonay be and is hereby appointed as a Director of the Company until the next annual general meeting of the Company.

4.	THAT David Grossman be and is hereby appointed as a Director of the Company until the next annual general meeting of the Company.

5.	THAT Yaron Diament be and is hereby appointed as an External Director of the Company until March 11, 2012.

6.	THAT Dafna Cohen be and is hereby appointed as an External Director of the Company until March 11, 2012.

7.	THAT the share capital of the Company be consolidated and re-divided so that each five (5) shares of NIS 0.02 nominal value shall be consolidated into one (1) share of NIS 0.1 nominal value.

8.
THAT the registered share capital of the Company be increased from NIS 10,000,000 divided into 100,000,000 ordinary shares, NIS 0.1 nominal value, to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.1 nominal value.

9.	THAT the ADR ratio be amended from one (1) ADR representing two (2) ordinary shares, NIS 0.1 nominal value, to one (1) ADR representing twenty (20) ordinary shares, NIS 0.1 nominal value.

DETAILS OF THE DIRECTORS SEEKING APPOINTMENT IS SET OUT IN APPENDIX A.

Shareholders of record at the close of business on February 11, 2009 are entitled to notice of, and to vote at the EGM. All shareholders are cordially invited to attend the EGM in person.

All resolutions proposed at the EGM, except for Resolution 5 and 6, shall be carried by a simple majority of the shareholders present and voting at the EGM.

Resolutions 5 and 6 at the EGM shall each be carried by a simple majority, provided that one of the following conditions prevails:

1.
in counting the votes of the majority at the general meeting, at least one-third of all the votes of shareholders who are not controlling shareholders of the Company or representatives of such persons, present at the time of voting are included; in counting the total votes of such shareholders, abstentions shall not be taken into account;

2.	the total number of votes opposing the appointment from among the shareholders referred to in paragraph 1 above shall be no greater than one percent of the total voting rights in the Company.

The definition of “control” is: the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of a certain type of “means of control” of the corporation; “means of control” in a corporation - any one of the following:

1.	the right to vote at a general meeting of a company or a corresponding body of another corporation; or
2.	the right to appoint directors of the corporation or its general manager;

Shareholders who do not expect to attend the EGM in person are requested to mark, date, sign and mail the proxy as promptly as possible. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the EGM by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000 as proof of ownership of the shares (the "Certificate"), or send such Certificate along with a duly executed proxy to Kantor & Co. - Law Offices, Oz House, 14 Abba Hillel Street, 12th Floor, Ramat Gan 52506, Israel.

The Notice of the EGM and the Proxy Form is available for the public at the Israel Securities Authority's site: www.magna.isa.gov.il and at the Company's office at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel.  A copy of the Notice of the EGM is also available on the US Securities Exchange Edgar site: http://www.sec.gov/.

By order of the Board	Registered Office:
Ronen Kantor	Building 3
Company Secretary	Kiryat Weizmann Science Park
Rehovot 76100
Israel
February 6, 2009

Notes:

1	A member who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a member of the Company.

2	Completion and return of a form of proxy will not preclude a shareholder who is not an ADR holder from attending and voting at the meeting in person if he or she subsequently decides to do so.

Notice of Second Extraordinary General Meeting

XTL Biopharmaceuticals Ltd.
(incorporated and registered in the State of Israel under the Israeli Companies Law - 1999 with registered number 52-003947-0)

Notice is hereby given, under the Companies Regulations (Publishing a Notice of a General Meeting and a Special Meeting in a Public Company) - 2000, that an Extraordinary General Meeting (“Second EGM”) of the Company will be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel, at 5:30 p.m. (Israel Time) on Wednesday, March 11, 2009, to consider, and if thought fit, pass the following resolutions:

1.
THAT the remuneration terms for Boaz Shweiger, Mark Allouche, Amit Yonay, David Grossman, Yaron Diament and Dafna Cohen, as set forth in the attached Appendix B, and as shall be submitted to the Company's Audit Committee and Board of Directors prior to the EGM for approval, is hereby approved.

Shareholders of record at the close of business on February 11, 2009 are entitled to notice of, and to vote at the Second EGM. All shareholders are cordially invited to attend the Second EGM in person.

All resolutions proposed at the Second EGM shall be carried by a simple majority of the shareholders present and voting at the Second EGM.

Shareholders who do not expect to attend the Second EGM in person are requested to mark, date, sign and mail the proxy as promptly as possible. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the EGM by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000 as proof of ownership of the shares (the "Certificate"), or send such Certificate along with a duly executed proxy to Kantor & Co. - Law Offices, Oz House, 14 Abba Hillel Street, 12th Floor, Ramat Gan 52506, Israel.

The Notice of the Second EGM and the Proxy Form is available for the public at the Israel Securities Authority's site: www.magna.isa.gov.il and at the Company's office at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel.  A copy of the Notice of the Second EGM is also available on the US Securities Exchange Edgar site: http://www.sec.gov/.

By order of the Board	Registered Office:
Ronen Kantor	Building 3
Company Secretary	Kiryat Weizmann Science Park
Rehovot 76100
Israel
February 6, 2009

Notes:

1.	A member who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a member of the Company.

2.	Completion and return of a form of proxy will not preclude a shareholder who is not an ADR holder from attending and voting at the meeting in person if he or she subsequently decides to do so.

Appendix A

Boaz Shweiger
Non-Executive Director

Boaz Shweiger, 33, has served, as a partner and Managing Director of Sean S. Holdings Ltd., a private investment company, since August 2005. Mr. Shweiger was an attorney at S. Horowitz & Co (a leading Israeli law firm), practicing commercial law, from June 2001 to January 2005. From December 2001 to April 2005, Mr. Shweiger served as Director and a member of the investment committee of Isal Amlat Investments (1993) Ltd., an investment company (TASE: ISAL), engaged in the fields of industry, commerce, real estate and advanced technologies services. Mr. Shweiger received an LL.B, magna cum laude, from the College of Management and an MBA in finance and auditing from Tel - Aviv University.

Marc Allouche
Non-Executive Director

Marc Allouche, 35, had served as the head of the Alternative Investments Division of Harel Insurance Investments & Financial Services Ltd. (TASE: HARL), from January 2008 until January 2009, focused on private equity and real estate investments. From March 2006 to July 2007, Mr. Allouche served as Executive Vice President of investments and strategic development of SGPA Ltd., a French holding company and concurrently was CEO of one of its portfolio companies, operating in the retail sector in France. From November 2002 to December 2005, Mr. Allouche was a Senior Manager in the private equity advisory group of Russel Bedford International, in charge of corporate finance and restructuring advisory services. From 2000 to 2001, Mr. Allouche served a Vice President at Nessuah Zanex Venture Capital Company Ltd., concurrently also Managing Director of one of its portfolio companies for turn-around purposes.  In addition, from 1996 to 2000, Mr. Allouche was a Senior Advisor in the Corporate Finance division of KPMG International - Somekh Chaikin. Mr. Allouche received a BA in economics and management and an MBA with major in corporate finance and accounting from Dauphine University, Paris. He is also a Chartered Public Accountant in France.

Amit Yonay
Non-Executive Director

Mr. Amit Yonay, 38,  served from 2000 to January 2007, as the Head Israeli Sell-Side Analyst with ING Financial Markets (NYSE: ING, Euronext: INGA) in Israel. From 1998 until 2000, Mr. Yonay was Vice President and Portfolio Manager at Meretz Investments Ltd. and from 1996 until 1998 he was a buy-side analyst at Meretz Investments. Mr. Yonay received a BSc in Electrical Engineering from Binghamton University and an MBA from Tel Aviv University in Finance and International Business.

David Grossman
Non-Executive Director

David Grossman, 34, served as a Vice President from March 2006 to December 2008, of Eurocom Investments LP, a private equity fund, focused on long-term investments mainly in Israeli public companies.  Also from March 2006 to December 2008, Mr. Grossman was Vice President of Sahar Investments Ltd, (TASE: SAIN) focused on investments in the Life Sciences arena. From July 2003 to March 2006, Mr. Grossman was a Senior Analyst at Israel Health Care Ventures, an Israeli healthcare venture capital fund. From 2001 to March 2003, Mr. Grossman was a senior investment banker with Reliance Capital Ltd. From 2001-2003, he was a partner of Magna Business Development, a consulting boutique. In addition, Mr. Grossman is currently a director and member of the audit committee of Bio Light Israeli Life Science Investments Ltd. (TASE: BOLT) since December 2008 and from May 2007 to July 2008 was a Director and member of the audit committee of Gilat Satcom Ltd. (AIM: GLT). Mr. Grossman received a BA business administration with a focus on information technology, from the Interdisciplinary Center Herzliya.

Yaron Diament
Non-Executive and External Director

Yaron Diament, 42, has served as the founding partner and Chief Financial Officer of Tagor Capital Ltd., a public real estate investment company (TASE: TGCP), since September 2006 and a board member of all of its non-Israel real estate investments. From 2003 to September 2006, Mr. Diament was an independent financial advisor focused on risk management and corporate finance transactions. From 1994 to February 2005 Mr. Diament was CFO of H.G.I.I. Ltd. (TASE: HGII, today a private company) and a member of the board of certain wholly owned subsidiaries. Prior to that Mr. Diament was an accountant with Eliezer Oren and Partners. In addition, Mr. Diament serves at an external director of Mega Or Holdings Ltd. (TASE: MGOR) since September 2007. Mr. Diament received a BA in economics and accounting from Tel Aviv University and has an Israeli CPA license.

Dafna Cohen
Non-Executive and External Director

Dafna Cohen, 38, has served as Director of Group Investment and a Treasurer of Emblaze Ltd. (LSE-BLZ), a group of technology companies focused on growth and innovation, since December 2005. From 2000 to December 2004, Ms. Cohen was an Investment Manager for Leumi & Co., an investment house of the Bank Leumi Group. From 1994-2000, Ms. Cohen worked in the derivatives sector of Bank Leumi. In addition, Ms. Cohen serves at an external director of Bee-Contact Ltd (TASE: BCNT) since September 2007. Ms. Cohen received a BA in economics and political science and an MBA in finance and accounting from Hebrew University, Jerusalem.

Appendix B

Proposed Remuneration for each of Boaz Shweiger, Mark Allouche, Amit Yonay, David Grossman, Yaron Diament and Dafna Cohen (separately and not jointly)

Each of the aforementioned directors shall be entitled to compensation under the Israel Companies Regulations (Rules regarding Consideration and Expenses for External Directors)-2000, as follows:

Annual consideration of $10,000 (to be paid in 4 equal quarterly payments), payments of $375 for attendance at each board or committee meeting in person or held by teleconference and reimbursement of reasonable out-of-pocket expenses effective from the date of the Second EGM.

EXHIBIT 2

XTL Biopharmaceuticals Ltd.
(the “Company”)
Proxy form for use at the two (2) Extraordinary General Meeting of the Company
to be held on March 11,2009 at 3:00 p.m. (Israel time) and 5:30 p.m. (Israel Time).

I/We …….…………………… of …………………………………………………...…………………………………
being (a) holder(s) of the number of ordinary shares of NIS 0.02 each in the Company set out below hereby appoint the chairman of the Meeting or ……………………………………………..……………………………………………………………………………
as my/our prox(y)(ies) to vote for me/us and on my/our behalf at the two (2) Extraordinary General Meetings of the Company to be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel at 3:00 p.m. (Israel Time) and 5:30 p.m. (Israel Time) on March 11, 2009 and at any adjournment thereof (the “Meeting”). This Form of Instruction relates to the Notice of Extraordinary Meeting dated February 6, 2009 (the “Notice”). My/our prox(y)(ies) (is)/(are) to vote in the following way by inserting “X” in the appropriate boxes:

EXTRAORDINARY GENERAL MEETING NO. 1 (the "EGM")

No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To approve the appointment of Boaz Shweiger as a Director of the Company as detailed in the Notice.
2.	Ordinary Resolution	To approve the appointment of Mark Allouche as a Director of the Company as detailed in the Notice.
3.	Ordinary Resolution	To approve the appointment of Amit Yonay as a Director of the Company as detailed in the Notice.
4.	Ordinary Resolution	To approve the appointment of David Grossman as a Director of the Company as detailed in the Notice.
5.	Ordinary Resolution	To approve the appointment of Yaron Diament as an External Director of the Company as detailed in the Notice.
6.	Ordinary Resolution	To approve the appointment of Dafna Cohen as an External Director of the Company as detailed in the Notice.
7.	Ordinary Resolution
To approve the consolidation and re-division of share capital of the Company so that each five (5) shares of NIS 0.02 nominal value shall be consolidated into one (1) share of NIS 0.1 nominal value as detailed in the Notice.

8.	Ordinary Resolution
To approve the increase of registered share capital of the Company from NIS 10,000,000 divided into 100,000,000 ordinary shares, NIS 0.1 nominal value, to NIS 70,000,000 divided into 700,000,000 ordinary shares, NIS 0.1 nominal value, as detailed in the Notice.

9.	Ordinary Resolution
To approve the amendment of ADR ratio from one (1) ADR representing two (2) ordinary shares, NIS 0.1 nominal value, to one (1) ADR representing twenty (20) ordinary shares, NIS 0.1 nominal value, as detailed in the Notice.

EXTRAORDINARY GENERAL MEETING NO. 2

No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To approve the remuneration terms for Boaz Shweiger, Mark Allouche, Amit Yonay, David Grossman, Yaron Diament and Dafna Cohen as detailed in the Notice

Shareholding …………………………………………..………….	Ordinary Shares (please insert number)

Signature(s) ………………………………………………..……	Date ……………………….2009

Notes for completion of proxy form
1.
Please indicate, by placing “X” in the appropriate space, how you wish your votes to be cast in respect of each of the Resolutions.  If this form is duly signed and returned, but without any specific direction as to how you wish your votes to be cast, your proxy may vote or abstain, at his or her discretion.

2.
In the case of joint shareholders, the vote of the first named in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

3.
All resolution, other than Resolution 5 and 6 of the EGM shall be carried by a simple majority. Resolutions 5 and 6 at the EGM shall each be carried by a simple majority, provided that one of the following conditions prevails:

a.
in counting the votes of the majority at the general meeting, at least one-third of all the votes of shareholders who are not controlling shareholders of the Company or representatives of such persons, present at the time of voting are included; in counting the total votes of such shareholders, abstentions shall not be taken into account;

b.	the total number of votes opposing the appointment from among the shareholders referred to in paragraph a above shall be no greater than one percent of the total voting rights in the Company.

4.	This proxy must be executed by the shareholder(s) or his/her/their attorney duly authorised in writing.

5.
Any shareholder holding shares of the Company on the close of business on February 11, 2009 shall be entitled to attend and vote at the Meetings. Such shareholder may appoint one or more proxies to attend and to vote instead of him or her.  A proxy need not be a shareholder of the Company.

6.
This proxy card should be completed and returned to the Company at its registered offices, Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel, no later than 3:00 p.m. (Israeli time) on March 9, 2009 along with confirmation of ownership in accordance with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000.

7.	Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the Meetings in person if he or she subsequently decides to do so.